DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04005647

January 13, 2004

Heidi A. Turacek
Corporate Counsel
The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, IL 60515-7926

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-13-2004

Re: The ServiceMaster Company
Incoming letter dated December 12, 2003

Dear Ms. Turacek:

This is in response to your letter dated December 12, 2003 concerning the shareholder proposal submitted to ServiceMaster by Nick Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1052045

ServiceMASTER®

The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, IL 60515-7926
Phone: 630/663-2000 Fax: 630/663-2001

RECEIVED

2003 DEC 12 PM 5:42

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On October 13, 2003, The ServiceMaster Company ("ServiceMaster") received a proposed shareholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials to be distributed in connection with ServiceMaster's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal calls for ServiceMaster's Board of Directors to seek shareholder approval for the adoption, maintenance or extension of any poison pill. A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Proposal was submitted by Mr. Nick Rossi ("Mr. Rossi"), a ServiceMaster shareholder. In a letter accompanying the Proposal, Mr. Rossi states that he has appointed "Mr. John Chevedden and/or his designee to act on [his] behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

ServiceMaster intends to exclude certain portions of the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ServiceMaster respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against ServiceMaster if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of ServiceMaster, hereby files six copies of this letter, including the exhibit hereto.

I. Summary of ServiceMaster's Position

ServiceMaster intends to exclude from the Proxy Materials certain statements included in the Proposal because those statements are materially false and misleading within the meaning of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

II. Discussion

ServiceMaster has concluded that the Proposal contains numerous false and misleading statements. These statements violate Rule 14a-9 and may therefore be excluded pursuant to Rule 14a-8(i)(3).

The Staff has frequently stated that it would have no objection to the exclusion of certain portions of a proposal as false or misleading unless the false or misleading statements are deleted, factually supported, or recast as the proponent's opinion. See, e.g., *Peoples Energy Corporation* (available November 3, 2002); *Honeywell International Inc.* (available October 26, 2001); *General Motors Corporation* (available April 10, 2000): *The Home Depot, Inc.* (available April 4, 2000). We ask that the Staff require that the below-mentioned statements and/or claims either be deleted, factually supported, or recast as the proponent's opinion, allowing exclusion as a proper response if the proponent does not do so.

The Proposal is false and/or misleading in the following respects:

A. Misleading Characterization of Rate of Support

The first sentence of the supporting statement includes a table indicating that at ServiceMaster's 2003 Annual Meeting of Shareholders, the shareholders supported the topic of the Proposal at a rate of 50.5%. That table gives the impression that the proposal was approved at the meeting. In fact, the proposal was not approved. As provided in ServiceMaster's bylaws and clearly stated in its proxy statement for its 2003 Annual Meeting of Shareholders, approval of the shareholder proposal made in 2003 required the affirmative vote of a majority of the votes cast on that proposal, with abstentions being counted as votes against the proposal. When abstentions are properly taken into account, the affirmative vote percentage falls below the 50% level.

The failure by the proponent to count abstentions creates a false and misleading impression within the meaning of Rule 14a-8(i)(3) because the percentage cited in the Proposal implies that shareholders approved the proposal when they did not approve it.

B. False Statement Regarding Stock Ownership

The third sentence of the first paragraph of the supporting statement states: "...6% of stock is held by insiders." As clearly stated in ServiceMaster's proxy statement for its 2003 Annual Meeting of Shareholders, the Board of Directors and executive officers as a group beneficially owned 3.02% of ServiceMaster's outstanding common stock as of March 28, 2003. The use of that percentage, therefore, is false and misleading within the meaning of Rule 14a-8(i)(3) and should be deleted.

C. Unsupported Claims Regarding Voting on the Proposal Topic

The last sentence of the second paragraph of the supporting statement states: "This topic won an overall 60%-yes vote at 79 companies in 2003." The final sentence of the supporting statement states: "Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote." The claims regarding percentage of votes in each of these sentences are without reference to any source and should be deleted. The Staff has previously required proponents either to revise substantially similar sentences or to delete such sentences. See *AMR Corporation* (available April 4, 2003); *The Home Depot, Inc.* (available March 31, 2003); *Kimberly-Clark Corporation* (available January 27, 2003); *The ServiceMaster Company* (available January 23, 2003).

D. False Claim Regarding Directors' Ability to Override the Proposal

The first sentence of the second paragraph of the supporting statement states: "I do not see how our Directors object to this proposal because it gives our Directors the flexibly [sic] to override our shareholder vote if our Directors seriously believe they have a good reason." This language is false and misleading because the Proposal simply does not include the flexibility that this language claims it does. If the Proposal were implemented, its terms would not allow the Board of Directors of ServiceMaster to override any shareholder vote. Rather, under the Proposal, (a) the Board of Directors would be required to "seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill;" and (b) "[o]nce adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election."

The Proposal makes no mention of the ability of the Board of Directors to override any shareholder vote, whether or not for "a good reason." In fact, the last sentence of the penultimate paragraph of the supporting statement states, "A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal." (emphasis added) The above-quoted language is, therefore, false and misleading within the meaning of Rule 14a-8(i)(3) and should be deleted.

E. Reference to Website

The first sentence of the last paragraph of the supporting statement contains a reference to the website of the Council of Institutional Investors, www.cii.org, and a reference to the website of Morningstar, www.morningstar.com. A third party website cannot be regulated for content and is constantly subject to change. The website referenced in the Proposal may well contain information that is, either generally or in the specific context of the Proposal, false and misleading, and the proponent would have no way to control or remedy that situation. Thus, the reference to the website in the Proposal should be deleted.

The Staff has previously required a reference to www.cii.org be deleted from a shareholder proposal. See *Allegheny Energy, Inc.* (available March 20, 2002). More generally as well, the Staff has previously found that references to Internet addresses and/or websites are excludable and may be omitted from supporting statements. See *The Emerging Germany Fund, Inc.* (available December 22, 1998), in which the Staff stated: "There is support for your view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the Fund if the Fund omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)." See also, e.g., *AMR Corporation* (available April 3, 2001) and *Templeton Dragon Fund, Inc.* (available June 15, 1998).

F. Misleading Statement Impugning Character of Board

The first sentence of the penultimate paragraph of the supporting statement states: "I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems." Such statement impugns the character and integrity

of the members of the Board of Directors and is therefore misleading within the meaning of Rule 14a-9.

Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation ... without factual foundation" may be misleading within the meaning of the Rule. The Staff has consistently concurred with registrants proposing to exclude unfounded assertions and inflammatory personal opinions. See, e.g., *The Home Depot, Inc.* (available March 31, 2003); *Idacorp, Inc.* (available January 9, 2001). The above-quoted statement attributes to the board a source of motivation that could be seen as improper by some shareholders while including no factual support therefor. Therefore, it impugns the character and integrity of the members of the Board of Directors without factual foundation and should be deleted from the Proposal.

III. Conclusion

On the basis of the foregoing, ServiceMaster intends to exclude from the Proxy Materials the false and misleading portions of the Proposal discussed above. ServiceMaster requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if ServiceMaster does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with ServiceMaster's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at (630) 663-2070.

Very truly yours,

Heidi A. Turacek

Heidi A. Turacek
Corporate Counsel

cc: Nick Rossi
John Chevedden

Exhibit A

Attached.

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Jonathan Ward
Chairman and CEO
ServiceMaster Company (SVM)
3250 Lacey Road, Suite 600
Downers Grove, IL 60515
Phone: (630) 663-2000
Fax: (630) 663-2001

Dear Mr. Ward,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi Oct, 7-03

cc: Jim L. Kaput
General Counsel
PH: 630-663-2071
FX: 630-663-2020
Sandra L. Groman
PH: 630-271-1300
FX: 630-271-2710

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	50.5%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 50.5% support followed our Directors' objection to the proposal and 6% of stock is held by insiders. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
Forwarded by Sidley Austin Brown & Wood LLP
ServiceMaster Company (SVM)
Nick Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

The attached revised proposal was submitted to the company prior to the proposal submittal deadline. I believe the revision answers some of the company objections.

2] The proposal is clear and accurate in stating that this topic received 50.5% of the yes and no votes cast at the company 2003 annual meeting.

It is important for shareholders to know of a 50.5% yes-no vote because this vote was reported by a respected source, the Investor Responsibility Research Center. Also the percentage was based on the standard which at least one respected voice for institutional investors, the Council of Institutional Investors whose members have $2 trillion invested, believe should trigger action by a board – a majority yes and no votes cast.

The company commits the fallacy of part for the whole. It is fallacies like this at the beginning of the argument that taint the overall credibility of the company letter. The Board of directors and executive officers are but a part of the company's insiders. The attached "Key Statistics for ServiceMaster, Yahoo! Finance" is independent evidence of the 6% insider holdings in 2003. The URL is http://finance.yahoo.com/q/ks?s=SVM.

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

UGI Corporation (December 18, 2003) did <u>not</u> determine that the 60% vote text be excluded.

3] The revised proposal is a request that the board seek shareholder approval of a poison pill and a request that shareholder approval be sought if this proposal, once adopted, is removed. The revised proposal states, "A response, which could still allow our directors to give us a poison pill on short notice without a shareholder vote, would not substitute for this proposal."

SLB 14 states:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company cites cases that have apparently been superceded on the inclusion of website URLs. With the burden of proof according to rule 14a-8 the company fails to elaborate on why it thinks "material is false and misleading" on the websites of the Council of Institutional Investors and Morningstar.

Shareholders have a right to know that the Council of Institutional Investors is concerned about a token response. Contrary to the company claim alerting shareholders to the possibility of a token response is not the same as stating a token response was taken.

CII Alerts, Council Research Service, November 13, 2003:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

These clauses effectively render the policies meaningless.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Nick Rossi
Jonathan Ward

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M) On Dec 17: **11.53** ↓0.02 (0.17%) Reuters

Key Statistics

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Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	3.40B
Enterprise Value (18-Dec-03)3:	3.97B
Trailing P/E (ttm):	N/A
Forward P/E (fye 31-Dec-04)1:	19.25
PEG Ratio (5 yr expected)1:	2.04
Price/Sales (ttm):	0.98
Price/Book (mrq):	4.34
Enterprise Value/Revenue (ttm)3:	1.14
Enterprise Value/EBITDA (ttm)3:	N/A

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	-6.88%
Operating Margin (ttm):	-5.15%
Management Effectiveness	
Return on Assets (ttm):	-7.28%
Return on Equity (ttm):	-21.62%
Income Statement	
Revenue (ttm):	3.59B
Revenue Per Share (ttm):	11.729
Revenue Growth (lfy)3:	-0.30%
Gross Profit (ttm)2:	1.11B
EBITDA (ttm):	-174.01M
Net Income Avl to Common (ttm):	-240.68M
Diluted EPS (ttm):	-0.821
Earnings Growth (lfy)3:	1.30%
Balance Sheet	

TRADING INFORMATION

Stock Price History	
Beta:	0.225
52-Week Change:	11.81%
52-Week Change (relative to S&P500):	-6.09%
52-Week High (15-Dec-03):	12.10
52-Week Low (12-Mar-03):	8.95
50-Day Moving Average:	11.00
200-Day Moving Average:	10.25
Share Statistics	
Average Volume (3 month):	561,772
Average Volume (10 day):	923,000
Shares Outstanding:	295.17M
Float:	277.50M
% Held by Insiders:	5.99%
% Held by Institutions:	53.37%
Shares Short (as of 10-Nov-03):	1.91M
Daily Volume (as of 10-Nov-03):	N/A
Short Ratio (as of 10-Nov-03):	4.195

56 M

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	50.5%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 50.5% support followed our Directors' objection to the proposal and 6% of stock is held by insiders. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the ~~flexibly~~ flexibility to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A ~~reversible~~ response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.
without a shareholder vote

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The ServiceMaster Company
Incoming letter dated December 12, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

There appears to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-8(i)(3) and rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the statement "6% of stock is held by insiders";
- provide a citation to a specific source for the sentence that begins "This topic won an ..." and ends "... 79 companies in 2003";
- delete the discussion that begins "I do not see..." and ends "...if our Directors seriously believe they have a good reason";
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source; and
- revise the reference to www.ciii.org to prove a citation to a specific source.

Accordingly, unless the proponent provides ServiceMaster with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ServiceMaster omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor